UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 26, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: Section 45(5) Notice – Granting of Financial assistance by the Board of AngloGold Ashanti Limited

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street \ Newtown \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \ Website: www.AngloGoldAshanti.com

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT, NO. 71 OF 2008 (THE "ACT"), OF THE RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), GRANTING FINANCIAL ASSISTANCE AS CONTEMPLATED IN SECTION 45(2) OF THE COMPANIES ACT

Notice is hereby given, in terms of Section 45(5)(a) of the Act, that the Board of the Company has, on 11 July 2013, authorised the Company to provide financial assistance (as more fully described below) in terms of section 45 of the Act and pursuant to the authority granted to the Board by the shareholders in a general meeting held on 13 May 2013.

The resolution adopted by the Board relates to a guarantee given by the Company to guarantee performance by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the Company, under U.S. $1 250 000 000,00 8,5% notes due 2020.

The Board has, before authorising the Company to provide the financial assistance in terms of section 45 of the Act, satisfied itself that:

- after considering all reasonably foreseeable financial circumstances of the Company, the Company would, immediately after providing the guarantee, satisfy the solvency and liquidity test as set out in Section 4 of the Act;
- the terms of the transaction are reasonable and fair to the Company; and
- all relevant provisions contained in the Company's Memorandum of Incorporation in terms of financial assistance have been satisfied.

For and on behalf of the Board

ME Sanz
Company Secretary
26 July 2013

The Company is required, in terms of section 45(5) of the Act to notify you, as it hereby does, of any resolution to provide financial assistance, where the total value of all such proposed assistance (with all other financial assistance granted during that financial year) may exceed one tenth of 1% (one percent) of the Company's net worth at the time of the resolution. You are not required to respond to this notice.

This notice is required in terms of the Companies Act; shareholders should not respond to it.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 26, 2013

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary